5/11

04030078

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1209 FISCAL YEAR 11-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/13/04

Exemption 82-1209

AR/S
11-30-03

GGL



DIAMOND CORP.

2003 ANNUAL REPORT

GGL Diamond Corp.

Directors' Report to Shareholders

April 7, 2004

Dear Shareholders:

We have rarely been in such a positive position in our history – in terms of our diamond properties and ventures in the Northwest Territories and our long-held gold properties in British Columbia and Nevada.

In 2003 on our diamond properties, our limited drilling efforts were unsuccessful in locating any diamondiferous kimberlite pipes, but we continued the unglamorous but necessary work that is required to progress to the next phase.

Today, with an enhanced treasury, we are embarking on an aggressive and focused exploration program on several properties. We can report that drilling programs on a diverse group of at least 40 quality targets will begin shortly and will likely continue through summer, fall and winter.

Since the long-standing Doyle Lake claim dispute was resolved in our favour in 2003, our joint venture partner De Beers has resumed exploration efforts on the property in earnest, with the purpose of locating potential kimberlite pipes greater than one hectare in size. Last year's exploration program helped to better define the size and shape of the kimberlite sill and samples obtained produced promising microdiamond results. Based on preliminary results, our experts believe a bulk sample is warranted and further exploration is required to fully evaluate the diamond potential of the sill; options to do this are being discussed.

As we write this report, a detailed ground gravity survey is underway by De Beers along "kimberlite alley," and includes key areas on the Doyle Lake property. De Beers has committed to drilling all suitable targets.

On our 100%-owned "CH" claims, 300,000 acres in ten claim groups located south and west of Lac de Gras and the Ekati Diamond Mine, we continued exploration and claim staking throughout 2003. Today, we have advanced to the target drilling stage – with drilling likely to begin this month -- and plan to continue ground geophysical surveys, airborne geophysics, and heavy mineral sampling efforts to define new targets.

In the past year, we pursued an examination of the highly anomalous "Big Hole" on the AJ claim, part of the 100% GGL-owned Fishback property, 70 km northwest of Yellowknife. We obtained some intriguing results and decided that only drilling will determine if the "Big Hole" is a kimberlite. As a result, we are preparing for a drill program likely to commence in June.

With resurgent gold prices, we believe the McConnell Creek Gold Property, in British Columbia, 100% owned by GGL, has the potential to be a significant asset for shareholders. We are more positive about our prospects here and have expanded our land holdings by staking additional claims. Plans are not yet finalized. The company is also looking to further explore our Happy Creek, Nevada property.

We have accomplished a great deal, not only in the past year, but in the past four years, as we accumulated and systematically explored our "CH" properties – 100% for GGL shareholders. Although we have operated with comparatively scarce resources, we have come a long way in that time. Today we are convinced we are on the right track, encouraged by our geologists and qualified experts. We are grateful for the support of our many loyal shareholders, whose belief in our methods and in our integrity has been a constant encouragement to all of us at GGL.

On behalf of the Board,

"Raymond A. Hrkac"

Raymond A.Hrkac
President and Chief Executive Officer

GGL DIAMOND CORP.

Management Discussion and Analysis
(Form 51-102F1)

For the Twelve Months ended November 30, 2003
Information as of April 7, 2004 unless otherwise stated

The following discussion of the results and financial position of the Company for the year ended November 30, 2003 should be read in conjunction with the Consolidated Financial Statements and related notes.

Since 1981, the Company has been engaged in the acquisition, exploration, and development of mineral properties in North America. Its initial exploration focus was primarily on gold and copper-gold prospects. As a result, the Company retains ownership of a gold property and a copper-gold property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

In 1992, the Company began to explore for diamonds on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995, the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, Echo Bay Mines, and De Beers Canada Exploration Inc. ("De Beers", formerly Monopros Limited). One of these, the Doyle Lake Project with De Beers, resulted in the discovery of a diamond bearing-kimberlite and exploration is in progress. The Fishback Project claims (formerly held by the Slave Diamond Syndicate and a subsequent joint venture with De Beers) have reverted to the Company and exploration continues on some of the claims.

In March of 2000, the Company began a claim acquisition program, south and west of Lac de Gras and the Ekati Diamond Mine. Diamond exploration and claim staking on the CH Project continued through 2001, 2002 and 2003. Portions of this project area have advanced to the target drilling stage, while heavy mineral sampling continues to aid in the definition of new targets. The CH project area contains over 300,000 acres in ten claim groups. The excellent geochemistry of the diamond indicator minerals in this area is prime evidence that clusters of diamond bearing kimberlites are to be found here.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

The Slave Craton, an area approximately 400 km by 600 km, is composed of thick crustal rocks greater than 2.5 billion years old. Defined by age and thickness, Cratons are known to contain economic diamond deposits. Prior to the Canadian diamond discoveries, the best-known diamond deposits were in the Cratons of South Africa, Russia, India, and Brazil. To date two major diamond deposits in the central portion of the Slave Craton are in production, the Ekati and Diavik mines, and together they accounted for 11% of the *world's diamond production by value in 2003.*

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton

The southeast portion of the Slave Craton contains, to date, two potential diamond mines. The Snap Lake diamond deposit is scheduled to go into production in two to three years. The deposit was found in 1996 by junior exploration company Winspear Resources, which in 2000 was bought by De Beers. The Gahcho Kue kimberlites, on Mountain Province (MPV) claims adjacent to GGL's Doyle Lake project area, contain an estimated gross diamond resource of $2.0 billion. De Beers is in the process of earning a 60% interest in this deposit from Mountain Province Diamonds Inc. An in-depth project study is in progress.

GGL's initial claims in the Doyle Lake area were acquired in 1993, and by 1994 sampling for kimberlite indicator minerals (KIM) identified an indicator mineral train with exceptionally promising diamond chemistry. This attracted the interest of De Beers. In 1995, GGL negotiated a joint venture agreement for De Beers to spend $4.65 million on exploration to earn a 60% interest and the right to market all of the diamonds mined under the joint venture; GGL's 40% interest is carried through to production. To date, De Beers has spent over $6 million on the property and is the operator under the joint venture agreement.

A diamondiferous kimberlite sill (technically a shallow dipping dike similar in geometry to the Snap Lake kimberlite which is now in the production permitting stage) was discovered in 1996 on the LA 26 – 30 mineral claims. Further work was deferred pending resolution of a claim ownership dispute, which was finally resolved in May of 2003 in favor of the GGL/De Beers joint venture.

An exploration program on and near the Doyle kimberlite sill was carried out during late summer of 2003. During this program, 24 HQ core holes (approximately 63cm in diameter) were drilled for microdiamond analysis and to more accurately define the sill. Through this exploration program, the strike length of the sill was extended to 2 kilometres, with the thickness varying from a few centimetres to 5.6 metres, averaging two metres. The sill remains open to extension. Originally, it was reported that 160 kg of kimberlite was recovered during this exploration program, but detailed logging by De Beers revised the weight selected for sampling to 94.5 kg, of which 84.5 kg was sent for microdiamond extraction and 10 kg submitted for heavy mineral analyses.

The microdiamond results returned 161 stones from the 84.5 kg sample. The largest stone was recovered on the bottom sieve size of 0.85 mm and described as a white, transparent fragment with dimensions of 1.40 x 1.14 x 0.59 mm. Thirty eight percent (38%) of the microdiamonds consist of crystals which, in order of abundance, are octahedral, macle (commonly twined), dodecahedral, cubic and tetrahexahedral. Diamond fragments make up the remaining 62% of the microdiamonds. These results approximately two stones per kilogram -- are significantly better than the one stone per two kilograms reported from the 1996 reverse circulation drilling. Samples from the 1996 drilling were diluted so that the 507 kg sample appears to have contained less than 50% kimberlite.

De Beers has sent the microdiamonds recovered from the 2003 core drilling to South Africa for accurate weighing and stone shape classification. They will be added to the microdiamonds recovered in 1996 and 2000 and then used to model the macrodiamond potential of the Doyle sill by Dr. Malcolm Thurston, V.P. Mineral Resource Management for De Beers Canada.

De Beers, as the Doyle project operator, has started the 2004 exploration program on the property. Underway is a detailed ground gravity survey along the northeast trend (the 20-km long "kimberlite alley"), an area that contains all of the currently known potentially commercial diamondiferous kimberlites in the Kennady Lake area. Work has started on the Mountain Province/De Beers joint venture claims and will proceed southwesterly to the GGL/De Beers joint venture claims.

The purpose of the gravity survey is to locate potential kimberlite pipes greater than one hectare (100m x 100m) in size. De Beers has indicated it will drill all suitable targets. The Company is in full support of the De Beers' program, which could be of great benefit to the Company and its shareholders. Additionally, GGL's consultants believe that a bulk sample and further exploration are required to evaluate the diamond potential of the sill and options to do this are being examined.

Gravity surveys also are planned by De Beers for three areas outside of the main grid area: T-bone, Quail Lake and the Eastern Anomaly.

CH Project Area, Central Slave Craton

The central area of the Slave Craton is home to the Ekati and Diavik diamond mines. These two mines, the first in Canada, together produce 11% by value of the world's diamond production. The central part of the Slave Craton was described by research scientists at the 8th International Kimberlite Conference held last year in Victoria, BC (a first for Canada), as one of the most prospective diamond potential areas of the Slave Craton. It is here that GGL's 100% owned "CH" properties are located.

The Company began to stake claims in this area in March 2000, based on the established presence of kimberlite indicator minerals (KIM's) and in particular, of G-10 pyropes, the garnets most typically associated with diamond kimberlites. The exploration for diamonds in this area has been the main focus of the Company since 2000.

Ten diamond exploration properties containing a total of 325,000 acres lie within the CH Project Area. The properties and work planned for 2004 are:

MacKay Project

The MacKay Project is located on MacKay Lake 75 km south southwest of the Ekati Diamond Mine.

The claims were recorded in April 2001, and after indicator mineral sampling and an airborne geophysical survey, one geophysical target was drilled, but did not locate the source of the indicator minerals. In 2003, the Company submitted the airborne survey for additional analysis by independent geophysical consultants. The results were received this year and identified three potential kimberlite targets, which will be evaluated by ground geophysical surveys early in April 2004. The targets that are confirmed by the interpretation of the ground geophysics will be added to the list of targets to be drilled.

Courageous Project

The Courageous Project is located 45 km south of the Ekati Diamond Mine.

The claims were staked in March 2000 and a program of indicator mineral sampling and airborne geophysics was completed over the central and southern portions of the claim block. An indicator mineral train was confirmed and a number of geophysical targets located. Four of these targets were drilled and their geophysical signatures were found to be due to magnetic and electromagnetic sources other than kimberlite. Several geophysical targets will be covered by ground geophysical surveys this April and the northern part of the claim block will be surveyed by airborne geophysics this year. Targets will be selected for drilling on the basis of the ground surveys and additional targets may be located by the airborne survey.

G Claims

The G claims are located 35 km south of the Ekati Diamond Mine and are adjacent to a kimberlite pipe discovered by De Beers. In return for providing the Company with airborne geophysical data, De Beers was granted the first right to deal should the Company decide to seek a joint venture partner.

The Company drilled one geophysical target in 2002. Recently the Company acquired a new geophysical software program and by applying it, has identified two targets supported by low count KIM's. The two targets will be covered by this April's ground geophysical program and evaluated as possible drill targets.

Seahorse Project

Located 30 km southwest of the Ekati Diamond Mine, the Seahorse claims were staked in March 2000. Sampling, airborne and ground geophysical surveys were completed during the period 2000 through 2003. One target was drilled in 2001, and three targets drilled in 2002 yielded three kimberlite pipes. No microdiamonds were reported in the samples from these pipes.

The sources for a two-km wide indicator mineral train remain to be found. The Company has contracted Condor Geophysics to interpret the airborne geophysical data and evaluate potential drill targets. Four claims staked in 2002 will be flown by airborne geophysical surveys this year.

Starfish Project

The Starfish Project is 50 km southwest of the Ekati Diamond Mine. Staked in 2000, the claims were explored by KIM sampling and in 2003, an airborne geophysical survey was completed over the entire claim block.

Twelve indicator mineral trains have been discovered on the Starfish property. Although some additional sampling is required in 2003, most of the source areas have been defined. Final interpretation of the airborne geophysics is expected in April in time to further evaluate targets by ground geophysics and to select drill sites. As most of the areas are on land or small lakes, drilling could be done this summer as well as this winter.

ZIP-De Project

Located 75 km west of the Ekati Diamond Mine, the ZIP-De claims were staked in 2002. Indicator mineral sampling in 2002 and 2003 returned the largest number of indicator minerals sampled by the Company since the Gravy Train found at Doyle led to the diamondiferous kimberlite sill. An airborne geophysical survey completed late in 2003 has located a large number of geophysical targets. Three of these have good indicator mineral support. One tested by ground geophysics last year is a defined drill target, while the other two will be surveyed this April. It is anticipated that these targets will be drilled in April/May of this year. Geophysical interpretation continues and additional targets and areas requiring more sampling should be defined.

ZIP-Du and ZIP-Da

These two claim groups, 75 km west northwest of Ekati, have had preliminary sampling completed with some encouraging results. Plans for 2004 have yet to be finalized.

Winter Lake North

Located 80 km west of Ekati and south of ZIP-De, these claims were staked over the period of 2000 to 2003. Sampling programs were conducted each year through 2003 as funding permitted. Good geochemistry and high counts of indicator minerals make this one of the most promising areas for diamond exploration. Several indicator mineral trains have been defined and the Company's first airborne geophysical survey will be undertaken here this year. Contracts are in progress and we hope the survey can be completed this spring. Drill targets on this property will most likely be identified and ready for drilling next winter.

Winter Lake South

Located 85 km southwest of Ekati, the area will be part of this year's airborne geophysical survey to locate drill targets at the head of two indicator mineral trains found during the previous years of sampling.

Fishback Lake Project

The main area of interest is the AJ claim located 70 km northwest of Yellowknife. A seismic survey followed by a bathymetric survey in 2000 identified an unusually deep steep-walled depression in the lake. The lake is 75 metres deep in an oval depression with a relatively flat bottom approximately one kilometre across (the Big Hole). A few indicator minerals down ice of this big hole prompted a lake bottom sediment sampling program that returned trace element signatures indicative of kimberlite.

A diamondiferous kimberlite was found by others in Dry Bones Bay near Yellowknife solely on the basis of drilling a steep-walled depression in Great Slave Lake. Both the Dry Bones and the AJ Big Hole depressions gave similar positive results from lake bottom sediment samples.

In 2002, large granite breccia boulders were found along the southwest shore directly down ice of the Big Hole. The boulders consist of fragments of granite and diabase, surrounded by a carbonate rich matrix. In 2003 and early 2004, approximately 20 kg of this material was crushed and concentrated for heavy minerals. A total of seven mantle-derived kimberlitic indicators was recovered, one pyrope (G-9), five low-Cr eclogitic garnets, and one low-chrome megacrystic garnet. This important information supports an interpretation that the breccia is related to an explosive event and may represent a wall-rock breccia of a kimberlite body. Similar breccias have been found near known kimberlites.

In addition, a review of mineral concentrates from 2002 till sampling has recovered additional KIM's including two kimberlitic ilmenites with delicate resorption surfaces containing mineral coatings that seldom survive transport and therefore are most likely from a local kimberlite source.

Only drilling will determine if the Big Hole is a kimberlite and the Company is preparing to drill in June. Should it also contain diamonds in economic amounts, it would join a handful of world class deposits. A *second much smaller target near shore is now being evaluated by ground geophysical surveys and* depending on results, may also be drilled.

FUTURE PLANS FOR DIAMOND EXPLORATION

All the diamond exploration properties discussed above, except for Doyle, are 100% owned by GGL Diamond Corp. Over the past four years we have completed unglamorous but necessary work required to define drill targets. Our plans for the next 18 months are to test by drilling some 40 quality targets. The experience of other explorers and ourselves and supported by many case histories, tells us that the last target drilled has as good a chance as the first.

Drilling of targets will begin this spring when those that need to be drilled from frozen lakes will take priority. This summer and fall we will drill land targets and lake targets that can be drilled from shore. The winter of 2005 should see the completion of this phase of exploration. New targets undoubtedly will surface as sampling and geophysical interpretation continue. The bottom line is that an exciting phase of exploration is about to begin.

GOLD PROPERTIES

McConnell Creek Gold Property, BC

The McConnell Creek Gold Property is wholly-owned by GGL Diamond Corp. and has the potential to be a significant asset to the Company and its shareholders. It is located in north-central British Columbia, Canada, 21 km south of the operating Kemess open pit copper-gold mine.

It is a greenstone-hosted quartz-carbonate vein system within a shear zone, a type of deposit that is the setting for a number of medium to world-class underground gold deposits that include the Mother Lode, California, the Golden Mile, Australia, and the Giant and Con Mines in the Northwest Territories of Canada.

Several millions of dollars have been spent on the exploration of the McConnell Property since its discovery by prospectors in 1947. The Company has held the claims since 1981 and has conducted exploration both on its own and with former joint venture partners Lornex in the 1980's and Placer Dome in 1990. With the election of the NDP in 1992, funding for exploration in B.C. virtually disappeared.

The work done consists of well-documented geological, geophysical and geochemical surveys, trenching, diamond drilling, and sampling. This work has traced the gold potential over the 12km length of the structure held by the Company and has begun to define discrete shoots of gold mineralization typical of these deposits. In this type of deposit economic gold values are found in shoots along and within the structure and tonnage and grade can only be defined by assays from detailed sampling in trenches or underground workings. Drilling is undertaken to locate areas of alteration and mineralization but due to the erratic dispersion of gold and core loss in the alteration zones that contain the gold, cannot be used to define tonnage and grade.

Detailed trenching and sampling outlined a mineralized zone over a strike length of 475 feet grading 0.211 oz/ton gold over an average width of 5.6 feet, this section contains a higher grade zone of 130 feet grading 0.314 oz/ton gold over an average width of 6.0 feet. Diamond drill holes below this zone intersected gold values to 600 feet the maximum depth of drilling. Gold values in the drill holes varied from a low of 0.026 oz/ton to a high of 0.379 oz/ton over recovered widths of 1.2 feet to 18 feet.

A second zone was traced by trenching and sampling over a distance of 100 feet with an average value of 0.198 oz/ton over an average width of 3.3 feet. The last trench before the start of thick overburden contained 0.232 oz/ton gold over 5.9 feet, and this zone is open to extension.

Over a 10 km length of the shear zone system soil samples containing 200 to 2000 ppb gold are documented. A gold shear zone system of this magnitude could only have remained under-explored in

British Columbia. Under the present government exploration can now continue, and the Company has now expanded its land holdings by staking additional claims.

Two independent professional engineering reports were prepared for the Company. One in 1993 by G.R. Peatfied, Ph.D., P.Eng. concluded that much work will be necessary to evaluate the property and proposed a staged $850,000 program. The second Report was prepared in 2001 by Paul W. Richardson Ph.D., P.Eng. which proposed a program of soil sampling, diamond drilling and if economic conditions warrant, the driving of an adit along the Main Gold Zone.

Now that the price of gold is strong, the Company plans to continue the exploration of this property either alone or as a joint venture.

Happy Creek Project, Nevada, USA

The Company has an option to acquire 100% interest subject to a royalty to the owners. In 1997-98 the property was optioned, by the Company, to Meridian Gold Company. Meridian conducted fluid inclusion studies that indicated the potential for a bonanza type epithermal gold-silver deposit at depth. Meridian drilled a series of drill holes to test this. At the end of the program and upon examination and interpretation of the geology from the drill cuttings, it was seen that the drill holes fell short of the potential target.

Now that the price of gold is strong, the Company plans to continue the exploration of this property either alone or as a joint venture.

ZIP-De Claims, NWT

During the exploration for diamonds, an anomalous gold value was reported in one of the soil samples. A tight grid of soil sampling is planned for this area.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2003 and 2002 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond

exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds and gold or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management and Directors

The Company is dependent on a relatively small number of directors and officers: Raymond A. Hrkac, William Wolodarsky, J. Haig deB. Farris, Nick DeMare, William Meyer, John Auston and R. Timothe Huot (as of February 6, 2003). The loss of any of one of those persons, or of employees could have an adverse affect on the Company. The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2003, the Company's deficit was approximately $11,007,350.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2003, the per share price of the Company's shares fluctuated from a high of $0.52 to a low of $0.15. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2003, there were 6,155,000 stock options and 6,190,000 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

As at November 30, 2003, the Company had incurred exploration costs on mineral properties of $1,552,880 (charter aircraft $206,309; drilling, trenching and sampling $309,033; licences and recording fees $29,341; salaries and wages $107,585; surveys $424,185; technical and professional services $223,492; transportation $144,536 and project supplies of $108,399). Exploration costs for the year ended November 30, 2003 are higher than 2002 by $583,623, an increase of 60%. A majority of this increase was for an airborne survey performed over some of the CH claims.

On a per project basis, the Company spent the $1,552,880 exploration costs as follows: $1,523,432 on the CH project, $11,849 on the Doyle Lake project, $6,499 on the Clinton, $2,520 on the McConnell Creek, $5,483 on the Happy Creek Gold/Silver Property, and $3,097 on the Fishback Lake and Dessert Lake Properties.

The Company reported a net loss of $954,129 for the year ended November 30, 2003 compared to a net loss of $751,782 for the year ended November 30, 2002 (an increase of 26.9% from 2002 to 2003). General administration expenses for the year ended November 30, 2003 were $515,374 compared to $346,251 for the year ended November 30, 2002 (an increase of 48.8% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $41,028; 2002 - $34,823), corporate relations (2003 – $31,635; 2002 - $25,492), travel (2003 - $65,238; 2002 - $18,644), licences, taxes, insurance and fees (2003 - $61,215; 2002 - $42,391), stock based compensation (2003 - $106,648; 2002 - $34,980) and shareholders' meetings and reports (2003 - $23,037; 2002 - $15,693). Insurance costs have been increasing for the last two years by as much as 25%; stock based compensation expense is calculated based on the number of options that were granted last year and this year; and office, travel and corporate relations costs were increased so that management could travel to meet potential investors.

Revenue for the year ended November 30, 2003 was $19,326 consisting of interest income compared with $3,308 for the year ended November 30, 2002. The increase in funds raised during the year generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

33 claims were staked during the year ended November 30, 2003.

The write off of exploration and mineral property costs for the year ended November 30, 2003 was composed of $90,611 Fishback Lake and Dessert Lake, and $248,632 CH project.

RELATED PARTY TRANSACTIONS

During the year ended November 30, 2003 the Company was billed a total of $106,100 ($58,100 of which is included in accounts payable in 2003) by R.A. Hrkac, the President and CEO and Chillchur Management Ltd., a company wholly owned by J. Haig deB. Farris, a director, for technical and professional services provided. For the year ended November 30, 2002 the Company was billed $53,600 ($48,000 of which is included in accounts payable in 2002) by R.A. Hrkac for technical and professional services.

COMMITMENTS

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at November 30, 2003, the amount owing under the agreement would be approximately $154,350.

The Company has a mortgage loan on its Yellowknife house of approximately $70,800 which becomes due on January 1, 2005. The Company intends to renew the mortgage when it comes due.

ACCOUNTING POLICIES

Accounting polices are listed in Note 2 to the Consolidated Financial Statements for November 30, 2003.

SUBSEQUENT EVENTS

Subsequent to November 30, 2003, the following occurred:

(a) 750,000 stock options expired unexercised.

(b) The Company completed a private placement of 2,232,222 flow through shares at $0.45 per share for gross proceeds of $1,004,500. The proceeds from these flow through shares must be spent on Canadian Exploration Expenses ("CEE").

(c) 840,000 stock options were exercised at $0.30 per common share for gross proceeds of $252,000.

(d) 300,000 share purchase warrants were exercised at $0.20 per common share for gross proceeds $60,000.

(e) 1,430,000 stock options were granted at an exercise price of $0.50 per common share to directors, officers and employees of the Company. The shares are exercisable for 5 years and vest over 18 months. 213,965 of these options are restricted from being exercised until an amendment to the Company' Stock Option Plan has been approved by the shareholders at its Annual and Special General Meeting to be held on May 14, 2004. The Company Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options under the Plan.

SELECTED ANNUAL INFORMATION

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2003. This financial information is derived from the consolidated financial statements of the Company which were audited by Ellis Foster. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2003	**2002**	**2001**
Total Revenues	19,326	3,308	39,347
Income from continuing operations	-	-	-
Net loss for the year	(954,129)	(751,782)	(550,419)
Net loss per share	(0.02)	(0.02)	(0.01)
Fully diluted net loss per share	(0.02)	(0.02)	(0.01)
Total Assets	9,326,262	6,780,142	5,891,483
Total Long-term financial liabilities	57,676	70,800	83,924

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is affected mainly by the administration costs and write off of exploration and mineral property costs incurred for each year. Revenues from 2001 to 2003 are interest income.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2003. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)	November 30, 2002 ($)	August 31, 2002 ($)	May 31, 2002 ($)	February 28, 2002 ($)
Total Revenues	9,203	5,027	3,975	1,121	1,646	1,285	148	229
Net Income (Loss)	(635,294)	(111,314)	(107,262)	(100,259)	(432,471)	(170,754)	(70,909)	(77,648)
Net income (loss) per share	(0.01)	(0.002)	(0.002)	(0.002)	(0.009)	(0.004)	(0.001)	(0.002)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002 or 2003. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season. Properties that will be abandoned are written off in the third and fourth quarter and increase the Net Loss.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has sufficient financial resources to undertake by itself all of its planned exploration and possible development programs for the next twelve months. The exploration and subsequent development of the Company's properties may therefore depend on the Company's ability to obtain additional required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration (or joint venture) properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's subsidiary, Gerle Gold (U.S.) Inc., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

The Company had working capital at November 30, 2003 of $1,417,470 compared with a working deficit of $15,569 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2003 the Company had $57,676 of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2003, the Company experienced a negative cash flow of $361,559 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at November 30, 2003 was $1,575,129. The increase in cash position compared to November 30, 2002 was due principally to the completion of three private placements. See Note 6 – Share Capital in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2003, the Company:

(a) Completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid a cash finders' fee of $80,000;

(b) Completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,225,000 and paid a cash finders' fee of $82,800;

(c) Completed a private placement of 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430 and paid a cash finders' fee of $70,832;

(d) Issued 1,897,332 common shares pursuant to the exercise of share purchase warrants priced at $0.20 to $0.30 per common share for gross proceeds of $498,200; and

(e) Issued 1,060,000 common shares pursuant to the exercise of stock options priced at $0.20 to $0.30 per common share for gross proceeds of $274,666.

See Notes 6 and 7 of the Consolidated Financial Statements for November 30, 2003.

FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, sundry receivable, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

OUTSTANDING SHARE DATA AS OF APRIL 7, 2004:

(a) Authorized and issued share capital:

			Issued	
Class	**Par Value**	**Authorized**	**Number**	**Value**
Common	No par value	250,000,000	68,900,242	$21,211,538

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	594,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	984,333	$0.20	July 18, 2007
Options	736,667	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	1,100,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Total	5,995,000		

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	320,000	$0.20	May 31, 2004
Warrants	450,000	$0.20	June 24, 2004
Warrants	5,120,000	$0.20	July 11, 2004
Total	5,890,000		

(d) There are no escrowed or pooled shares.

OTHER INFORMATION

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

"J. Haig deB. Farris"

J. Haig deB. Farris
Director

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2003 and 2002

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

GGL DIAMOND CORP.

We have audited the consolidated balance sheets of **GGL Diamond Corp.** as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Ellis Foster

Vancouver, Canada
January 13, 2004

Chartered Accountants

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2003 and 2002

	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ 1,575,129	$ 179,412
Marketable securities	3,800	3,800
Sundry receivable	59,318	82,365
Prepaid expenses	3,807	88,797
	1,642,054	354,374
Mineral properties and deferred exploration costs (Note 3)	7,399,202	6,135,705
Property, plant and equipment (Note 4)	285,006	290,063
	$ 9,326,262	$ 6,780,142
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 211,460	$ 356,819
Current portion of mortgage loan (Note 5)	13,124	13,124
	224,584	369,943
Mortgage loan (Note 5)	57,676	70,800
	282,260	440,743
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	19,909,724	16,357,640
Contributed surplus	141,628	34,980
Deficit	(11,007,350)	(10,053,221)
	9,044,002	6,339,399
	$ 9,326,262	$ 6,780,142

Operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 14)

Approved by the Directors: *"Raymond A. Hrkac"* Raymond A. Hrkac — *"J. Haig deB. Farris"* J. Haig deB. Farris

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2003 and 2002

	2003	2002
Administrative expenses		
Amortization	$ 1,980	$ 1,468
Consulting fees	79,426	90,437
Corporate relations	31,635	25,492
Interest expense	940	711
Legal and audit	41,028	34,823
Licences, taxes, insurance and fees	61,215	42,391
Office services and expenses	104,227	81,612
Shareholders' meetings and reports	23,037	15,693
Stock based compensation	106,648	34,980
Travel	65,238	18,644
Operating loss	(515,374)	(346,251)
Other income (expenses)		
Interest income	19,326	3,308
Foreign exchange adjustments	(4,139)	(184)
General exploration costs	(114,699)	(113,985)
Loss on disposal of property, plant and equipment	-	(612)
Loss on sale of marketable securities	-	(161)
Write-off of exploration and mineral property costs	(339,243)	(293,897)
	(438,755)	(405,531)
Loss for the year	(954,129)	(751,782)
Deficit, beginning of year	(10,053,221)	(9,301,439)
Deficit, end of year	$ (11,007,350)	$ (10,053,221)
Loss per share - basic and diluted	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	59,243,822	46,883,735

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities		
Loss for the year	$ (954,129)	$ (751,782)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	41,095	26,662
- stock based compensation	106,648	34,980
- loss on disposal of property, plant and equipment	-	612
- loss on sale of marketable securities	-	161
- write off of exploration and mineral property costs	339,243	293,897
	(467,143)	(395,470)
Change in non-cash working capital items:		
- sundry receivables	23,047	(56,621)
- prepaid expenses	84,990	(88,132)
- accounts payable and accrued liabilities	(145,359)	176,047
	(504,465)	(364,176)
Cash flows from (used in) financing activities		
Shares issued for cash, net of share issuance cost	3,552,084	1,147,472
Shares issued for cash - flow-through shares	-	292,210
Principal reduction of mortgage loan	(13,124)	(10,268)
	3,538,960	1,429,414
Cash flows from (used in) investing activities		
Mineral properties	(49,860)	(43,853)
Deferred exploration costs	(1,552,880)	(969,257)
Proceeds from sale of marketable securities	-	3,639
Purchase of property, plant and equipment	(36,038)	(8,814)
	(1,638,778)	(1,018,285)
Increase in cash and cash equivalents	1,395,717	46,953
Cash and cash equivalents, beginning of year	179,412	132,459
Cash and cash equivalents, end of year	$ 1,575,129	$ 179,412
Supplementary cash flow information		
Cash paid for interest charges	$ 5,085	$ 7,494

1. Operations

The Company intends to continue its exploration programs, including Doyle Lake, which is funded substantially by De Beers Canada Exploration Inc. ("De Beers"). The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine where an exploration property is inactive and the value of such property may be impaired, whether the carrying values of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

2. Significant Accounting Policies (continued)

(b) Mineral Properties and Related Deferred Costs (continued)

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%

The Yellowknife house is amortized on a straight-line basis over 25 years.

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(g) Stock Based Compensation

Effective December 1, 2002, the Company adopted the requirements of Section 3870 of the CICA Handbook with respect to stock-based compensation. Options granted to employees and directors are accounted for using the intrinsic value method where compensation expense is recognized for stock options granted at prices below the market price of the underlying common share at the date of the grant. Options granted to those other than employees and directors are accounted for using the fair value method where compensation expense is calculated using the *Black-Scholes Option Pricing Model*.

2. Significant Accounting Policies (continued)

(h) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(i) Foreign Exchange Translation

The temporal method is used to translate U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

(j) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

(k) Income Taxes

The liability method of accounting for income taxes is used. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2003, the Company does not have any asset retirement obligations.

2. Significant Accounting Policies (continued)

(m) Long-lived Assets Impairment

Long-term assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

3. Mineral Properties and Deferred Exploration Costs

	Balance November 30 2002	2003 Property Cost Additions	2003 Exploration Cost Additions	2003 Written Off	Balance November 30 2003
Doyle Lake	$ 706,086	$ 279	$ 11,849	$ -	$ 718,214
Clinton	-	12,120	6,499	-	18,619
Fishback Lake and Dessert Lake	334,339	-	3,097	(90,611)	246,825
CH	2,765,124	37,461	1,523,432	(248,632)	4,077,385
Regional, NWT	41,944				41,944
Happy Creek	901,547	-	5,483	-	907,030
McConnell Creek and other	1,386,665	-	2,520	-	1,389,185
	$6,135,705	$49,860	$1,552,880	$ (339,243)	$ 7,399,202

	Balance November 30 2002	2003 Additions	2003 Written Off	Balance November 30 2003
Mineral property costs	$ 493,537	$ 49,860	$ (59,800)	$ 483,597
Deferred exploration costs	5,642,168	1,552,880	(279,443)	6,915,605
	$ 6,135,705	$ 1,602,740	$ (339,243)	$ 7,399,202

3. Mineral Properties and Deferred Exploration Costs (continued)

Exploration costs incurred during the year are as follows:

	2003	2002
Chartered aircraft	$ 206,309	$ 274,308
Drilling, trenching, sampling	309,033	267,610
Licences and recording fees	29,341	31,964
Project supplies	108,399	62,556
Salaries and wages	107,585	93,370
Surveys	424,185	-
Technical and professional services	223,492	155,258
Transportation	144,536	84,191
	$1,552,880	$ 969,257

(a) Doyle Lake, Northwest Territories, Canada

Under an agreement (the De Beers Agreement) dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake properties, which consist of 43 claims (52,688 acres), by completing exploration expenditures of $4,650,000. To November 30, 2003, De Beers has spent $6,838,009 (to November 30, 2002- $6,458,597) (see Note 11).

In addition, the Company holds 4 claims (8,943.5 acres) (2002 - 8 claims; 13,559 acres) in the Doyle Lake area that are not subject to the De Beers Agreement.

(b) Fishback Lake and Dessert Lake, Northwest Territories, Canada

The Company owns 18 claims (26,845 acres) (2002 - 33 claims; 41,049 acres).

(c) CH, Northwest Territories, Canada

The Company owns 139 claims (311,822 acres) (2002 – 118 claims; 272,978 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003.

3. Mineral Properties and Deferred Exploration Costs (continued)

(d) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2003 was not paid but the agreement is in good standing as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued

(e) McConnell Creek, British Columbia, Canada

The Company owns 4 mineral claims in the Omineca Mining Division of British Columbia.

4. Property, Plant and Equipment

	2003		
	Cost	Accumulated amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	72,560	108,840
Exploration equipment	327,803	258,353	69,450
Office furniture and fixtures	39,015	30,799	8,216
	$ 646,718	$ 361,712	$ 285,006

	2002		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	65,304	116,096
Exploration equipment	295,792	226,568	69,224
Office furniture and fixtures	34,988	28,745	6,243
	$ 610,680	$ 320,617	$ 290,063

5. Mortgage Loan

	2003	2002
Mortgage loan bearing interest at 5.1% per annum, repayable in blended bi-weekly payments of principal and interest of $656, due January 1, 2005, secured by land and building	$ 70,800	$ 83,924
Less: Principal due within one year	(13,124)	(13,124)
	$ 57,676	$ 70,800

Required blended payments on the loan are as follows:

Year ending November 30,	
2004	$ 17,061
2005 (total due if mortgage is not renewed)	55,559
	72,620
Less: Interest	(1,820)
	70,800
Less: Principal due within one year	(13,124)
	$ 57,676

The carrying amount of the mortgage loan approximates its fair market value.

6. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2001	41,742,510	$14,917,958
Private placement, net of share issuance costs of $44,402	8,400,000	1,107,472
Exercise of warrants	200,000	40,000
Issued pursuant to flow-through share agreements less share issuance costs of $10,790	2,538,333	292,210
Balance, November 30, 2002	52,880,843	16,357,640
Private placements, net of share issuance costs of $97,580 and finders' fees of $233,632	9,689,845	2,779,218
Exercise of warrants	1,897,332	498,200
Exercise of stock options	1,060,000	274,666
Balance, November 30, 2003	65,528,020	$19,909,724

6. **Share Capital** (continued)

(c) During the year ended November 30, 2003, the Company:

(i) Completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid a cash finders' fee of $80,000;

(ii) Completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,225,000 and paid a cash finders' fee of $82,800;

(iii) Completed a private placement of 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430 and paid a cash finders fee of $70,832;

(iv) Issued 1,897,332 common shares pursuant to the exercise of share purchase warrants priced at $0.20 to $0.30 per common share for gross proceeds of $498,200; and

(v) Issued 1,060,000 common shares pursuant to the exercise of stock options priced at $0.20 to $0.30 per common share for gross proceeds of $274,666.

(d) At November 30, 2003, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
100,000	$0.20	January 16, 2004 (see Note 14d)
520,000	$0.20	May 31, 2004
450,000	$0.20	June 24, 2004
5,120,000	$0.20	July 11, 2004
6,190,000		

Each warrant entitles the holder to acquire one common share of the Company.

7. Stock Options

In 2003, the Board of Directors approved and granted 1,625,000 stock options to directors, employees and consultants. Each option entitles its holder to acquire one common share of the Company between $0.25 to $0.45 per common share. These options are vested over an 18 month period varying between February 6, 2003 and April 30, 2005 and expire between February 6, 2008 and October 31, 2008. In 2003, the Company recorded $106,648 (2002 – $34,980) of stock based compensation expenses for the stock options issued to the consultants.

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at beginning of year	5,843,500	$ 0.26	4,482,500	$ 0.28
Granted	1,625,000	$ 0.28	1,376,000	$ 0.20
Exercised	(1,060,000)	$ 0.26	-	$ -
Expired	(253,500)	$ 0.30	(15,000)	$ 0.30
Options outstanding as at end of year	6,155,000	$ 0.27	5,843,500	$ 0.26
Options exercisable	5,132,559	$ 0.26	5,117,375	$ 0.27

	2003	2002
Weighted average remaining contractual life	2.47 years	2.60 years
Weighted average fair value of options granted during the year	$ 0.19	$ 0.13

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro-forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the *Black-Scholes Option Pricing Model* with the following assumptions:

	2003	2002
Risk-free interest rate	5.5%	5.5%
Dividend yield	0%	0%
Volatility	107%	107%
Approximate expected lives	5 years	5 years

7. **Stock Options** (continued)

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

Based on the computed option values and the number of the options issued, had the Company recognized compensation expense for employees and directors using the *Black-Scholes Option Pricing Model*, the following would have been its effect on the Company's net loss:

	2003	2002
Net (loss) for the year:		
- as reported	$ (954,129)	$ (751,782)
- pro-forma	$(1,191,979)	$ (780,979)
Basic and diluted (loss) per share:		
- as reported	$ (0.02)	$ (0.02)
- pro-forma	$ (0.02)	$ (0.02)

8. **Related Party Transactions**

(a) During the year, the Company was billed $106,100 (2002 – $53,600) by two directors for technical and professional services. As at November 30, 2003 $58,100 (2002 - $48,000) of these billings remain unpaid and are included in accounts payable.

(b) See Note 13(b).

9. **Income Taxes**

A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

	2003	2002
Statutory income tax rate	(37.6%)	(44%)
Tax loss not benefited	37.6%	44%
Effective tax rate	-	-

As at November 30, 2003, the Company has non-capital losses, cumulative exploration, development and depletion expenses and undepreciated capital costs of approximately $1,790,000, $8,395,000 and $654,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2004 to 2010. The cumulative exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

10. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2003 and 2002.

The Company's total assets are segmented geographically as follows:

	2003	2002
Canada	$8,419,232	$5,878,595
United States	907,030	901,547
	$9,326,262	$6,780,142

11. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories [Note 3(a)], were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court remitted the matter to the Minister for a redetermination de novo in accordance with the reasons for judgement.

In 2002, the Minister appointed a Tribunal. The Tribunal requested and received the Applicants' brief (November 30, 2002) and the Company's reply (December 20, 2002). The Applicants submitted their final response to the Tribunal before February 7, 2003. An oral hearing before the Tribunal was held as scheduled on February 24, 2003.

11. Legal Proceedings (continued)

On May 2, 2003 the Company was informed that the Department of Indian and Northern Affairs' appointed federal tribunal had ruled in favour of the Company on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims. On May 27, 2003 counsel for the third party advised the Company and the Tribunal that they would not be appealing the decision of the Tribunal pronounced May 2, 2003.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

12. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, sundry receivable, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

13. Commitments

(a) In 2002, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payments required under the agreement are:

2004	$30,290
2005	5,303
	$35,593

(b) Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at November 30, 2003, the amount owing under the agreement would be $154,350.

14. Subsequent Events

Subsequent to November 30, 2003, the following occurred:

(a) 750,000 stock options expired unexercised.

(b) The Company completed a private placement of 2,232,222 flow-through shares at $0.45 per share for gross proceeds of $1,004,500. The proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2004.

(c) 840,000 stock options were exercised at $0.30 per common share for gross proceeds of $252,000.

(d) 300,000 share purchase warrants were exercised at $0.20 per common share for gross proceeds $60,000.

(e) 1,430,000 stock options were granted at an exercise price of $0.50 per common share to directors, officers and employees of the Company. The shares are exercisable for 5 years and vest over 18 months. 213,965 of these options are restricted from being exercised until an amendment to the Company' Stock Option Plan has been approved by the shareholders at its Annual and Special General Meeting to be held on May 14, 2004. The Company Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options under the Plan.

15. Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

GGL DIAMOND CORP.

CORPORATE INFORMATION

Head Office
904-675 West Hastings St.
Vancouver, BC, V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

Board of Directors
John S. Auston
Nick DeMare
J. Haig deB. Farris
Raymond A. Hrkac
Timothe Huot
William Meyer
William Wolodarsky

Officers
John S. Auston, Chairman
Raymond A. Hrkac, President and CEO
Nick DeMare, Secretary

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors
Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, BC
V6J 1G1

Barristers and Solicitors
Davis & Company
2800 Park Place
666 Burrard Street
Vancouver, BC
V6C 2Z7

Corporate Relations
Susan de Stein
(604) 684-3376
info@gerle.com

Listing information
TSX Venture Exchange Inc.
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g3-2(b) of the U.S. Securities and Exchange Act.

Annual General Meeting
The Annual General Meeting of the Company will be held on Friday, May 14, 2004 at 10:30 am at:

Vancouver Convention and Exhibition Centre,
Meeting Room #18,
999 Canada Place,
Vancouver, British Columbia

Exemption 82-1209.

GGL DIAMOND CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of the Shareholders ("Meeting") of **GGL DIAMOND CORP.** (the "Company") will be held at Meeting Room #18, Vancouver Convention and Exhibition Centre, 999 Canada Place, Vancouver, British Columbia, on Friday, the 14th day of May, 2004, at the hour of 10:30 a.m. (Vancouver time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Company for the financial year ended November 30, 2003, together with the report of the auditors thereon;

2. to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

3. to determine the number of Directors of the Company at seven;

4. to elect Directors of the Company for the ensuing year;

5. to approve, adopt and ratify the ordinary resolution, as more particularly set out in the Management Information Circular ("Circular") accompanying this Notice of Meeting, relating to the Stock Option Plan of the Company; and

6. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy and the Annual Report of the Company containing the Directors' Report to the Shareholders, the consolidated financial statements of the Company for the financial year ended November 30, 2003, including the auditors' report thereon, and the Management Discussion and Analysis.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and return the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

DATED at Vancouver, British Columbia, this 7th day of April, 2004.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac,
President and Chief Executive Officer

Exemption 82-1209.

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Telephone: (604) 688-0546
Facsimile: (604) 688-0378

MANAGEMENT INFORMATION CIRCULAR

containing information as at April 7, 2004 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Friday, May 14, 2004 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Chief Executive Officer and a Director of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is submitted to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Trust Company of Canada within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted (or withheld from voting, as the case may be) in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of Proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775, with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 250,000,000 Common shares. As at April 7, 2004, the Company has issued and outstanding 68,900,242 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any Shareholder of record at the close of business on April 8, 2004 (the "**Record Date**") who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at April 7, 2004, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company are:

Name	No. of Shares	Percentage
SOROOF INTERNATIONAL	7,700,000(1)	11.18%

Note:

(1) Does not include 1,200,000 unissued Common shares reserved for issuance upon exercise of a warrant held by Soroof International.

RECEIPT OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended November 30, 2003 and the accompanying auditors' report thereon will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of Ellis Foster, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing Ellis Foster, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of Ellis Foster, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. Ellis Foster, Chartered Accountants, have been the auditors of the Corporation since November 20, 2000.

DETERMINE THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. At the Meeting, it will be proposed that seven directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution to determine the number of directors to be elected at the Meeting at seven.**

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at seven and elect seven directors for the ensuing year.

The term of office of each of the present seven directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

As at the date hereof, the members of the Audit Committee are William Wolodarsky, Nick DeMare and J. Haig deB. Farris. The Company has also appointed a Compensation Committee which as at the date hereof consists of J. Haig deB. Farris, William Meyer and William Wolodarsky. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at April 7, 2004.

Name, Present Office and Municipality of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [(2)]
JOHN S. AUSTON *Director & Non-Executive Chairman* *West Vancouver, BC*	Geologist; Corporate Director	March 1, 2001	158,332
RAYMOND A. HRKAC *Director, President & Chief Executive Officer* *Coquitlam, BC*	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	1,097,236
WILLIAM WOLODARSKY *Director* *Calgary, AB*	Geologist; President, Mistaya Explorations Ltd.	June 17, 1985	1,388,050
NICK DEMARE *Director & Secretary* *Burnaby, BC*	Chartered Accountant; President, Chase Management Ltd.	May 4, 1989	332,125
J. HAIG DEB. FARRIS *Director* *Bowen Island, BC*	President, Fractal Capital Corp.	January 25, 1993	1,873,012

Name, Present Office and Municipality of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [(2)]
WILLIAM MEYER *Director* *Vancouver, BC*	Geologist; Chairman, Minco Mining & Metals Corporation	May 26, 1994	220,000
R. TIMOTHE HUOT[(3)] *Director* *Longueuil, Quebec*	Lawyer; Partner, McCarthy Tetrault LLP	February 6, 2003	20,000

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the directors and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) R. Timothe Huot has been named as a nominee of management for election as a director pursuant to the terms of a Voting Agreement dated January 23, 2003 between the Company and Soroof International ("Soroof"). Under the Voting Agreement, the Company agreed to appoint a nominee of Soroof to the Board of Directors following the closing of a private placement by Soroof on February 6, 2003, and, thereafter, for a term of three years (subject to Soroof owning at least 7,000,000 shares of the Company). The Company has agreed to nominate and support the election of Soroof's nominee to the Board of Directors at any general meeting of the shareholders of the Company where directors are to be elected and Soroof has agreed to support management's slate for the election of directors of the Company at any general meeting of the shareholders.

EXECUTIVE COMPENSATION

For the financial year ended November 30, 2003, the Company had two Executive Officers and one Non-Executive Chairman, each of whom is also a director. "Executive Officer" means the Chairman and any Vice-Chairman of the Board of Directors, President, Secretary or any Vice-President and any officer of the Company or its subsidiary who performs a policy making function in respect of the Company. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to the Executive Officers (or companies controlled by Executive Officers), in the capacity as an Executive Officer, for the most recently completed financial year, was $76,100.

Summary of Compensation

The following table sets forth all compensation paid by the Company and its subsidiaries for the three most recently completed financial years in respect of the individual who was, at November 30, 2003, the President and Chief Executive Officer of the Company (the "Named Executive Officer"). The Company had no Executive Officers during the financial year ended November 30, 2003 whose salary and bonus exceeded $100,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)[3]	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
RAYMOND A. HRKAC	2003	76,100[3]	N/A	N/A	125,000[4]	N/A	N/A	N/A
President & Chief Executive Officer	2002	53,600[5]	N/A	N/A	100,000[6]	N/A	N/A	N/A
	2001	72,550[7]	N/A	N/A	300,000[8]	N/A	N/A	N/A

Notes:

(1) "SARs" or "Stock Appreciation Right" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) This minimum amount was billed to the Company during the financial year ended November 30, 2003. Of this amount, $28,100 is included in the Company's accounts payable as at November 30, 2003. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(4) This stock option was granted on February 6, 2003. See "Grant of Stock Options" below.

(5) This minimum amount was billed to the Company during the financial year ended November 30, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(6) This stock option was granted on July 18, 2002.

(7) This minimum amount was billed to the Company during the financial year ended November 30, 2001. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(8) This stock option was granted on March 1, 2001.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officer.

Grant of Stock Options/SARs

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officer during the financial year ended November 30, 2003.

Option/SAR Grants During the Financial Year Ended November 30, 2003

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC *President & Chief Executive Officer*	125,000[(1)]	23%	$0.25	$0.22[(2)]	February 6, 2008

Notes:

(1) This stock option was granted on February 6, 2003 under the Company's Stock Option Plan.

(2) The closing price of the Company's Common shares on the TSX Venture Exchange on February 6, 2003, being the date of grant of the stock option.

The foregoing stock option was granted by the Board of Directors based upon the recommendations of the Compensation Committee pursuant to the Company's Stock Option Plan (the "Plan") which was previously approved by the shareholders. Under the terms of the Plan, the option will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of the financial year end value of unexercised stock options on an aggregate basis to the Named Executive Officer. No stock options were exercised by the Named Executive Officer during the financial year ended November 30, 2003.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2003 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC *President & Chief Executive Officer*	N/A	N/A	1,125,000[(1)] (Exercisable)	178,250[(2)] (exercisable)

Notes:

(1) Stock options granted as follows:

(a) on March 5, 1999 to purchase 425,000 shares at $0.50 per share exercisable until March 5, 2004. Effective February 24, 2000 the number of shares under this stock option was reduced voluntarily by Mr. Hrkac to 400,000 and the exercise price was reduced from $0.50 to $0.30 per share;

(b) on June 29, 2000 to purchase 200,000 shares at $0.25 per share exercisable until June 29, 2005;

(c) on March 1, 2001 to purchase 300,000 shares at $0.30 per share exercisable until March 1, 2006;

(d) on July 18, 2002 to purchase 100,000 Common shares at $0.20 per share exercisable until July 18, 2007; and

(e) on February 6, 2003 to purchase 125,000 Common shares at $0.25 per share exercisable until February 6, 2008.

(2) Based on the closing price of $0.42 for the shares of the Company on the TSX Venture Exchange Inc. on November 28, 2003 (being the last trade in the financial year ended November 30, 2003), the stock options were in-the-money and the net aggregate

value was a gain of $178,250, being the difference between the exercise price of the stock options and the closing market price of the Company's shares on November 28, 2003.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an agreement dated March 17, 1998, the Company engaged Raymond A. Hrkac, the President and Chief Executive Officer of the Company, for a period of 24 months commencing March 1, 1998 to provide geological consulting services to the Company and its U.S. subsidiary. Under the agreement, Mr. Hrkac was to be paid a monthly fee of $6,250 for services 14 days per month and additional services are provided at a per diem rate of $400. This arrangement was continued by an agreement not reduced to writing for the period March to December, 2000.

By a Service Agreement dated March 1, 2001, the Company engaged Mr. Hrkac for a period of two years from January 1, 2001 to December 31, 2002 for his services as President and Chief Executive Officer and as a geologist to provide supervisory geological services to the Company. The Service Agreement automatically renews annually on January 1 of each year for further terms of one year each, subject to the Company providing at least 12 months' written notice of its intention not to renew and Mr. Hrkac providing at least 90 days' written notice of his intention not to renew the Service Agreement. Under the Service Agreement, Mr. Hrkac is to be paid a monthly fee of $10,000 on the basis that he will receive a minimum payment of $4,000 per month with the balance being paid provided that the Company's working capital on hand at the end of the month is at least $400,000. Geological services that qualify as Canadian exploration expense will be paid at a per diem rate of $400. The combined minimum monthly payment and the payments made on a per diem basis shall not, in the aggregate, exceed $10,000 per month. Any deficiency will be treated as a debt owing by the Company to Mr. Hrkac payable from time to time as long as those payments do not reduce working capital of the Company to less than $400,000. In addition, under the Service Agreement, the Company and Mr. Hrkac acknowledged that Mr. Hrkac is owed $66,000 for back pay from the period March to December, 2000. The back pay of $66,000 was paid to Mr. Hrkac in the financial year ended November 30, 2002. The Service Agreement is subject to acceptance for filing by the TSX Venture Exchange Inc. During the financial years ended November 30, 2001, 2002 and 2003, Mr. Hrkac billed the Company at the minimum monthly rate plus the $400 per diem rate for geological services. Included in accounts payable as at November 30, 2003 is $28,100 owed for 2003 to Mr. Hrkac. If the Company receives acceptance of the Service Agreement from the TSX Venture Exchange Inc., the Company would owe Mr. Hrkac an additional $154,350 for his services during 2001, 2002 and 2003.

The criteria used to determine the amount payable to the Named Executive Officer of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

The Company agreed to pay the sum of $30,000 to Chillchur Management Ltd. for the services of J. Haig deB Farris during the financial year ended November 30, 2000, once the Company had working capital on hand in excess of $1,000,000. Subsequent to the year ended November 30, 2003, the Chillchur Management Ltd. invoice for Mr. Farris' services in the year 2000 was cancelled and a new invoice was submitted to the Company for Mr. Farris' services provided during the years 2000 to 2003. This invoice is in the amount of $30,000 and is included in the Company's accounts payable as at November 30, 2003. Chillchur Management Ltd. is wholly owned by Mr. J. Haig deB. Farris, a director of the Company and he provided various services to the Company in relation to corporate finance and strategic planning matters during the financial years ended November 30, 2000 to November 30, 2003.

Other than as set forth above, the Company has no pension plan or arrangement for cash compensation or non-cash compensation to directors of the Company, other than the Named Executive Officer (the "Other Directors"), except stock options. The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2003:

Name of Director	Date of Grant[1]	Number of Shares	Exercise Price	Expiry Date
WILLIAM WOLODARSKY	February 6, 2003	25,000	$0.25	February 6, 2008
	April 25, 2003	75,000	$0.30	April 25, 2008

Name of Director	Date of Grant[(1)]	Number of Shares	Exercise Price	Expiry Date
J. HAIG DEB. FARRIS	February 6, 2003	150,000	$0.25	February 6, 2008
	April 25, 2003	75,000	$0.30	April 25, 2008
NICK DEMARE	February 6, 2003	35,000	$0.25	February 6, 2008
	April 25, 2003	25,000	$0.30	April 25, 2008
WILLIAM MEYER	February 6, 2003	25,000	$0.25	February 6, 2008
	April 25, 2003	25,000	$0.30	April 25, 2008
JOHN AUSTON	February 6, 2003	50,000	$0.25	February 6, 2008
R. TIMOTHE HUOT	February 6, 2003	25,000	$0.25	February 6, 2008

Note:

(1) These stock options were granted under the Plan and the exercise price was not lower than the closing price of the Company's shares at the time of grant. The terms of the Plan provide that the options will terminate 90 days after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE

The policies of the TSX Venture Exchange encourage companies who are listed as Tier 2 Issuers to make annual disclosure relating to their corporate governance processes and practices using as a general reference, the Corporate Governance Disclosure Guidelines contained in Part 4 of the TSX Toronto Stock Exchange Company Manual (the "Guidelines").

The following table reviews the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

Guidelines	***The Company's Approach***
1. The board should explicitly assume responsibility for stewardship of the company and, as part of the overall stewardship, assume responsibility for: **(a)** adoption of a strategic planning process **(b)** identification of principal risks and implementation of appropriate systems to manage those risks **(c)** succession planning, including appointing, training and monitoring management **(d)** a communications policy **(e)** the integrity of internal control and management information systems	The board of directors (the "Board") is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities. In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.
2. The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest	Six of the Company's seven incumbent directors are unrelated for the purposes of the Guidelines.

Guidelines	The Company's Approach
and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company.	
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	The Board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the seven individuals on the Board, the only related director is Raymond A. Hrkac, who is President and Chief Executive Officer ("CEO") of the Company. Each of the remaining six directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.
4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the Board is such that the entire Board takes responsibility for selecting new directors. Given that the Board consists of a majority of unrelated directors and has only one director who is a member of management, the Company's view is that it complies with the spirit, if not the letter, of this Guideline.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process of the nature recommended by the Guideline to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.
6. Every company should provide an orientation and education program for new recruits to the board.	New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies.
7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Company increased the size of the Board to seven directors during the 2003 financial year. The Board considers its current size appropriate for effective decision making.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company and do not involve cash compensation.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the Board consist of an Audit Committee and a Compensation Committee. The Audit Committee consists exclusively of unrelated, outside directors. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

Guidelines	The Company's Approach
	The Compensation Committee consists of exclusively unrelated, outside directors. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.
10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the company's approach to governance issues.	The full Board assumes responsibility for developing and implementing the Company's approach to governance issues and has developed and approved Terms of Reference, a Corporate Disclosure Policy and a Code of Ethics.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	The Board and the President and CEO have not, to date, developed formal, documented position descriptions for the Board and the President and CEO defining the limits of management's responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the President and CEO, are clear and that the limits to management's responsibility and authority are reasonably well defined. The Board is specifically responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation. The Board delegates to management, through the President and CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.
12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The Board appointed a Non-Executive Chairman on February 6, 2003 who is an unrelated, outside director. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, in which only one director of seven is a member of management, is sufficient to ensure that the Board can function independently of management.
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined.	All members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Management Information Circular and in the Company's Management Information Circular dated April 5, 2003, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since December 1, 2002, which has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

Private Placement – December 2003

On December 30, 2003, the Company issued by way of a private placement a total of 2,232,222 flow-through Common shares at a price of $0.45 each for gross proceeds of $1,004,499.90. Of the subscribers, two were insiders of the Company or their associates and participated in the private placement as follows:

Name of Subscriber	Relationship	Number of Flow-Through Shares
Mistaya Explorations Ltd.	Associate of William Wolodarsky, Director	120,000 shares
Raymond A. Hrkac	Director	500,000 shares

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

The policies of the TSX Venture Exchange ("Exchange") were amended in August, 2002, to require that all listed companies adopt either a "rolling" stock option plan or a "fixed number" stock option plan and thereafter grant all stock options pursuant to the plan. On May 10, 2001, the Board adopted a "fixed number" Stock Option Plan (the "Plan") for the Company under which the maximum number of shares reserved for the granting of stock options was 8,101,035 shares, which Plan was approved by the shareholders of the Company at the 2001 annual general meeting. On January 15, 2004, the Board approved an amendment to the Plan to increase the maximum number of shares reserved for the granting of stock options under the Plan from 8,101,035 to 9,500,000 Common shares in order that the Company could continue to provide incentives to its directors, officers, employees and consultants. This increase in the maximum number of shares reserved under the Plan was accepted for filing by the TSX Venture Exchange on January 29, 2004 and is subject to ratification by the shareholders of the Company at the Meeting. Accordingly, the Company is seeking approval by the shareholders of the amendment to the Plan at the Meeting pursuant to the policies of the Exchange by way of "disinterested shareholder vote".

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new directors, senior officers and employees. Because the Plan is an important component of the Company's compensation package, the Company believes that there should be a sufficient number of shares available for the granting of stock options under the Plan and therefore is requesting approval by the shareholders of the increase in the number of shares reserved under the Plan in order to ensure a sufficient number of shares available for future grants during the ensuing year.

General Description/Exchange Policies

The Plan is administered by the Board or, if applicable, a committee (the "Committee") appointed for such purpose by the Board. A full copy of the Plan is available to members of the Company upon request and is also available on www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to

$0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

2. Stock options under the Plan may be granted by the Board or the Committee to:

   (a) a senior officer, director or employee of the Company or an affiliate of the Company;

   (b) a consultant (other than an employee or director of the Company) providing consulting, technical, management or other services to the Company, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

   (c) an employee of a company providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company but excluding a person engaged in investor relations activities.

3. The aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued shares of the Corporation at the time of grant of the stock option.

4. The number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Company at the time of grant of the stock option.

5. The aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Corporation where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

7. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

8. The decrease in the exercise price of stock options previously granted to insiders requires approval by a "disinterested shareholder vote" prior to exercise of such repriced stock options.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt by way of "disinterested shareholder vote" an ordinary resolution in substantially the following form approving the amendment to the Plan:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the increase in the number of shares reserved under the Stock Option Plan of the Company adopted by the Directors on April 10, 2001 from 8,101,035 Common shares to 9,500,000 Common shares be and is hereby approved, ratified and confirmed;

2. the granting of stock options to insiders of the Company under the Stock Option Plan be and is hereby approved; and

3. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be

necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. If the Plan is not approved by the members, the Company will not be in a position to offer increased incentives to its directors, officers, employees and independent consultants.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares. All approvals by "disinterested shareholder vote" require the approval of the shareholders not affected by, or interested in, the matter to be approved, by way of a simple majority of the votes cast at the Meeting by disinterested shareholders.

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of the Company have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & Chief Executive Officer

Vancouver, BC
April 7, 2004

Exemption 82-1209.

GGL DIAMOND CORP.
(the "Corporation")

2001 STOCK OPTION PLAN

1. INTERPRETATION

1.1 Defined Terms - For the purposes of this Plan, the following terms shall have the following meanings:

(a) **"Associate"** shall have the meaning ascribed to such term in the British Columbia *Securities Act*, as amended from time to time;

(b) **"Board"** means the Board of Directors of the Corporation;

(c) **"Change in Control"** means :

(i) a takeover bid (as defined in the British Columbia *Securities Act*, which is successful in acquiring Shares of the Corporation;

(ii) the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation;

(iii) the sale of all or substantially all the assets of the Corporation;

(iv) the sale, exchange or other disposition of a majority of the outstanding Shares of the Corporation in a single or series of related transactions;

(v) the dissolution of the Corporation's business or the liquidation of its assets;

(vi) a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation's shareholders receive less than 51% of the outstanding shares of the new or continuing Corporation; or

(vii) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d) **"Committee"** means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(e) **"Consultant"** means an individual (or a company of which the individual is an employee or shareholder, or a partnership of which the individual is an employee or partner) who:

(i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or a Related Company, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Corporation or a Related Company and the individual; and

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Company;

(f) **"Corporation"** means GGL Diamond Corp., a company incorporated under the laws of British Columbia;

(g) **"Date of Grant"** means the date on which a grant of an Option is effective;

(h) **"Disability"** means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(i) **"Disinterested Shareholder Approval"** means an ordinary resolution approved by a majority of the votes cast by all shareholders of the Corporation at a shareholders' meeting, excluding votes attaching to the Shares beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(j) **"Effective Date"** means the effective date of this Plan, which is the day of its approval by the shareholders of the Corporation;

(k) **"Eligible Persons"** means:

(i) an Employee, senior officer or director of the Corporation or any Related Company,

(ii) a Consultant,

(iii) an issuer, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i) above,

(iv) provided that at the Date of Grant the Corporation is an "exchange issuer" as defined in the British Columbia *Securities Act*, a Management Company Employee,

(l) **"Employee"** means:

(i) an individual who is considered an employee under the *Income Tax Act* (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii) an individual who works full-time for the Corporation or a Related Company, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Related Company over the details and methods of work as an employee of the Corporation or a Related Company, but for whom income tax deductions are not made at source,

(iii) an individual who works for the Corporation or a Related Company, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Related Company over the details and methods of work as an employee of the Corporation or a Related Company, but for whom income tax deductions are not made at source,

(m) **"Exchange Act"** means the United States *Securities Exchange Act of 1934*, as amended;

(n) **"Fair Market Value"** means where the Shares are listed for trading on a stock exchange or over the counter market, the last closing price of the Shares before the Date of Grant on the stock exchange or over the counter market which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the Canadian Venture Exchange the "fair market value" shall not be lower than the last closing price of the Shares before the Date of Grant less the maximum discount permitted under the policies of the Canadian Venture Exchange;

(o) **"Guardian"** means the guardian, if any, appointed for an Optionee;

(p) **"Insider"** shall have the meaning ascribed to such term in the British Columbia *Securities Act*, as amended from time to time;

(q) **"Investor Relations Activities"** means any activities or oral written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A) to promote the sale of products or services of the Corporation, or

(B) to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of

(A) applicable securities laws,

(B) rules and policies of the Canadian Venture Exchange or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A) the communication is only through the newspaper, magazine or publication and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Canadian Venture Exchange;

(r) **"Management Company Employee"** means an individual employed by a corporation or a person providing management services to the Corporation, which management services are required for the ongoing successful operation of the business enterprise of the Corporation but excluding a person or company engaged in Investor Relations Activities;

(s) **"Option"** means an option to purchase Shares granted pursuant to the terms of this Plan;

(t) **"Option Agreement"** means a written agreement between the Corporation and an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan;

(u) **"Option Price"** means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(v) **"Optionee"** means a person to whom an Option has been granted;

(w) **"Person"** means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(x) **"Plan"** means the 2001 Stock Option Plan of the Corporation;

(y) **"Qualified Successor"** means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(z) **"Related Company"** shall mean a company which is an affiliate of the Corporation as the term "affiliate" is defined in Section 1(2) of the British Columbia *Securities Act,* as amended from time to time;

(aa) **"Shares"** means the common shares in the capital of the Corporation; and

(bb) **"Term"** means the period of time during which an Option may be exercised.

2. STATEMENT OF PURPOSE

2.1 Principal Purposes - The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

2.2 Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3. ADMINISTRATION

3.1 Board or Committee - The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2 below.

3.2 Appointment of Committee - The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, then the Board shall administer the Plan.

3.3 Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him).

3.4 Powers of Committee - Any Committee appointed under Section 3.2 above shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board:

(a) administration of the Plan in accordance with its terms;

(b) determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c) correction of any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d) prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e) determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f) with respect to the granting of Options:

(i) determination of the employees, officers, directors or consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan,

(ii) determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement),

(iii) amendment of the terms and provisions of an Option Agreement, provided the Board obtains:

(A) the consent of the Optionee; and

(B) the approval of any stock exchange on which the Corporation is listed,

(iv) determination of when Options shall be granted,

(v) determination of the number of Shares subject to each Option,

(vi) determination of the vesting schedule, if any, for the exercise of such Option, and

(g) other determinations necessary or advisable for administration of the Plan.

3.5 <u>Obtain Approvals</u> - The Board will obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6 <u>Administration by Committee</u> - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee's administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4. ELIGIBILITY

4.1 **Eligibility for Options** - Options may be granted to any Eligible Person.

4.2 **Insider Eligibility for Options** - Notwithstanding Section 4.1 hereof, grants of Options to Insiders shall be subject to the policies of the Canadian Venture Exchange.

4.3 **No Violation of Securities Laws** - No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5. SHARES SUBJECT TO THE PLAN

5.1 **Number of Shares** - The maximum number of Shares issuable under the Plan is 8,101,035, being 20% of the issued capital of the Company as at the date of approval of the Plan by the Board, of which 4,457,500 shares are currently reserved for issue for stock options granted prior to the adoption of the Plan by the directors of the Corporation. The Board, from time to time, may grant Options to purchase Shares under the Plan, subject to regulatory approval, to be made available from authorized, but unissued, Shares. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2 **Decrease in Number of Shares Subject to Plan** - Upon exercise of an Option, the maximum number of Shares available for issuance under the Option shall decrease by the number of Shares as to which the Option was exercised, however the number of Shares purchased on exercise of the Option shall not again be available for the purposes of the Plan.

5.3 **Expiry of Option** - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.4 **Reservation of Shares** - The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6. OPTION TERMS

6.1 **Option Agreement** - With respect to each Option to be granted to an Optionee, the Board shall specify the following terms in the Option Agreement between the Corporation and the Optionee:

(a) the number of Shares subject to option pursuant to such Option, subject to the following limitations:

(i) the number of Shares reserved for issuance to any one Optionee pursuant to Options shall not exceed 5% of the outstanding Shares on a yearly basis;

(ii) the aggregate number of Shares reserved for issuance to Consultants pursuant to Options shall not exceed 2% of the outstanding Shares at the Date of Grant; and

(iii) the aggregate number of Shares reserved for issuance to persons employed in Investor Relations Activities pursuant to Options shall not exceed 2% of the outstanding Shares at the Date of Grant unless the Canadian Venture Exchange permits otherwise;

(b) the Date of Grant;

(c) the Term, provided that the length of the Term shall in no event be greater than five years following the Date of Grant, except, if the Corporation is designated as "Tier 1" listed company by the Canadian Venture Exchange, then the Term shall be no greater than ten years following the Date of Grant for all Optionees;

(d) the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e) subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f) if the Optionee is an Employee, Consultant or Management Company Employee, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a Related Company; and

(g) such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2 Tier 2 Vesting Schedule - The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a) permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b) permit full vesting after a stated period of time has passed from the Date of Grant;

provided that, for so long as the Company is designated as a "Tier 2" listed company by the Canadian Venture Exchange, the vesting period for an Option shall be in accordance with the policies of the Canadian Venture Exchange, which policies as at the date of approval of the Plan by the Board, require that Options be vested for a period of not less than 18 months from the Date of Grant and the vesting schedule shall not permit a majority of the Shares to be released early in the vesting period rather than equally on a quarterly basis ("CDNX Vesting Schedule"). If the policies of the Canadian Venture Exchange are amended to provide for a more favorable vesting schedule, then such new vesting schedule shall automatically replace the CDNX Vesting Schedule in this Plan.

6.3 Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the Canadian Venture Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Corporation at the time of the proposed reduction in the

Option Price.

6.4 **Uniformity** - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7. EXERCISE OF OPTION

7.1 **Method of Exercise** - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Corporation at its principal place of business.

7.2 **Compliance with U.S. Securities Laws** - As a condition to the exercise of an Option, the Board or Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board or Committee, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board or Committee also may require such other documentation as may from time to time be necessary to comply with United States' federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

7.3 **Payment of Option Price** - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cheque.

7.4 **Issuance of Certificates** - Not later than the third business day after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

8. TRANSFERABILITY OF OPTIONS

8.1 **Non-Transferable** - Except as provided otherwise in this Section 8, Options are non-assignable and non-transferable.

8.2 **Death of Optionee** - Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Corporation or any Related Company, terminates as a result of his or her death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the date of such death and the expiry of the Term of the Option.

8.3 **Disability of Optionee** - If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Corporation or any Related Company, is terminated by reason of such Optionee's Disability, any Option held by such Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 30 days following the termination of service of such Optionee. If such Optionee dies within that 30 day period, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of 30 days following the death of such Optionee and the expiry of the Term of the Option.

8.4 **Vesting** - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5 **Deemed Non-Interruption of Employment** - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Corporation or any Related Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

9. TERMINATION OF OPTIONS

9.1 **Termination of Options** - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a) the termination date specified for such Option in the Option Agreement;

(b) where the Optionee's position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Related Company or a Management Company Employee is terminated for just cause, the date of such termination for just cause;

(c) where the Optionee's position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Related Company or a Management Company Employee (other than a person employed to provide Investor Relations Activities), terminates for a reason other than the Optionee's Disability, death, or termination for just cause, not more than 90 days after such date of termination, or in the case of a person employed to provide Investor Relations Activities, not more than 30 days after such termination; PROVIDED that if an Optionee's position changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this subsection 9.1(c); and

(d) the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2 Lapsed Options - If Options are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options. If an Option has been surrendered in connection with the regranting of a new Option to the same Optionee on different terms than the original Option granted to such Optionee, then, if required, the new Option is subject to approval of the stock exchange on which the Shares are listed.

10. ADJUSTMENTS TO OPTIONS

10.1 Alteration in Capital Structure - If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Canadian Venture Exchange or any other stock exchange having authority over the Corporation or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2 Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 Acceleration on Change of Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4 Acceleration of Date of Exercise - The Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5 Determinations to be Made By Board - Adjustments and determinations under this Section 10 shall be made by the Board, whose decisions as to the adjustments or determination which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6 Effect of a Take-over - If a *bona fide* offer (the "Offer") for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of section 92 of the British Columbia *Securities Act,* as amended from time to time, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") to the Offer. If:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares.

11. TERMINATION AND AMENDMENT OF PLAN

11.1 Power of Board to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Corporation's securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, the Board may not do any of the following without obtaining, within 12 months either before or after the Board's adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of the Corporation present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, or by the written consent of the holders of a majority of the securities of the Corporation entitled to vote:

(a) increase the aggregate number of Shares which may be issued under the Plan;

(b) materially modify the requirements as to eligibility for participation in the Plan; or

(c) materially increase the benefits accruing to participants under the Plan,

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result in the changes in the policies of the Canadian Venture Exchange relating to director, officer and employee stock options, without obtaining the approval of the Corporation's shareholders.

11.2 No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12. CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1 Compliance with Laws - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States' state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares.

13. USE OF PROCEEDS

13.1 **Use of Proceeds** - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14. NOTICES

14.1 **Notices** - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; telefaxed, in which case notice shall be deemed to have been duly given on the date the telefax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15. MISCELLANEOUS PROVISIONS

15.1 **No Obligation to Exercise** - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2 **No Obligation to Retain Optionee** - Nothing contained in this Plan shall obligate the Corporation or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Related Company to reduce such Optionee's compensation.

15.3 **Binding Agreement** - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4 **Use of Terms** - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5 **Headings** - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6 **No Representation or Warranty** - The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

16. EFFECTIVE DATE OF PLAN

16.1 **Effective Date of Plan** - This Plan shall be effective the day of its approval by the shareholders of the Corporation.

"Raymond A. Hrkac"
President

Date approved by the Board of Directors of the Corporation:	April 10, 2001
Date approved by the Shareholders of the Corporation:	May 25, 2001
Date approved by the Canadian Venture Exchange:	May 15, 2001

GGL DIAMOND CORP.
(the "Company")

AMENDMENT #1 TO THE 2001 STOCK OPTION PLAN

Background

1. On April 10, 2001, the directors of the Company adopted the 2001 Stock Option Plan (the "Plan") for the Company which was approved by the shareholders on May 25, 2001 and accepted for filing by the Canadian Venture Exchange on May 15, 2001.

2. The Plan provided that the maximum number of shares reserved for the granting of stock options under the Plan would be 8,101,035 shares.

3. The Company wishes to increase the maximum number of shares issuable under the Plan by 1,398,965 shares for a total of 9,500,000 common shares in order for the Company to continue to provide incentive to the directors, officers, employees and consultants.

Amendment

Section 5.1 of the Plan be and is hereby amended by changing the maximum number of Shares reserved under the Plan from 8,101,035 to 9,500,000 shares.

This increase in the maximum number of shares reserved under the Plan is subject to acceptance for filing by the TSX Venture Exchange and ratification by the shareholders of the Company at the next general meeting of the Company.

"Raymond A. Hrkac"
Raymond A. Hrkac
President & CEO

Date Amendment approved by the Board of Directors of the Corporation: January 15, 2004